Exhibit 99.1

6 November 2003

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands
	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544

Dear Sir

The Company’s capital return is 21.10 Australian cents per CUFS, being 13.05 Euro cents per share/CUFS.

The capital return is payable in Australian currency on 19 November 2003 to CUFS holders registered at the 5 November 2003 record date.

American Depositary Receipt (ADR) holders will receive payment in US currency. Five of the Company’s shares/CUFS equal one ADR which trade on the New York Stock Exchange under the symbol “JHX”. ADR holders will received US 74.95 cents per ADR held.

No Dutch withholding tax is required to be deducted by the Company from the capital return.

Yours faithfully

/s/ Peter Shafron

Peter Shafron
Company Secretary